For Kusama investors: diversify your Pumpkin collection? Inbox ×

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Masterworks <notification@masterworks.com>
to me

Sam,

Yesterday, we launched a brand new Pumpkin painting by Yayoi Kusama. As an investor in one of our previous Pumpkins, we don't need to tell you what makes them special. But you might be interested in learning how Kusama's Pumpkin market operates, and how this latest Pumpkin has occupied a distinctive commercial band.

Kusama has one of the most active markets of any artist we track, with more than 800 works sold at auction last year alone. She's produced a high number of iconographic styles at various scales, and her high auction volume suggests that her market has become stratified into distinct price bands.

Our previous Pumpkin, for example, measures 6 by 9 inches. Pumpkins of that size tend to sell for less than $1M, which is why we offered that one for $444k.

Our newest Pumpkin measures 10 by 13 inches. Though that may seem like a small difference, Pumpkins of this size have historically sold for more. In fact, in 2023, when Kusama's market was slightly stronger, a Pumpkin with identical dimensions sold for $1.6 million at auction. Outside of this sale, two pumpkins that measure 9 by 11 sold for $1.02M in 2024 and $890k in 2023.

That's why we're so excited to offer this painting for $924k—we have conviction that Kusama's active market may give this painting the space to appreciate to those prices long-term.

Invest here, and view the offering circular below.

The Masterworks Team

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MASTERWORKS

www.masterworks.com
225 Liberty St. 29th Floor, New York, NY 10281

Important Disclosures

View offering circular here. Investing involves risk. Past results are not indicative of future outcomes.

Masterworks is providing this communication as an agent for its issuer entities, not Masterworks Advisers. Content does not contain legal, tax, investment advice, or a personalized recommendation. Masterworks is not a licensed broker-dealer by the SEC or FINRA.

Masterworks can only make and accept sales after an offering statement has been filed, and "qualified", by the SEC. Any offers may be revoked before notice of qualification. Indications of interest involve no obligation. For further disclosure visit the offering documents filed with the SEC and Important Disclosures at masterworks.com/cd.

Art sales price data is comparative only. Each painting is unique and historical data is not a direct proxy for any specific painting or investment. Data represents whole art not an investment into our offerings which includes fees and expenses. Any comparative images are not currently live offerings and are provided for educational purposes only.

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